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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 FORM 12B-25

                          NOTIFICATION OF LATE FILING

(Check One):[ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

                 For Period Ended:        June 30, 2000
                                   -------------------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION


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Full Name of Registrant

                        Firearms Training Systems, Inc.
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Former Name if Applicable

                                      N/A
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Address of Principal Executive Office (Street and Number)

                   7340 McGinnis Ferry Road/Suwanee, GA 30024
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City, State and Zip Code


PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                    POTENTIAL PERSONS WHO ARE TO RESPOND TO THE
                                    COLLECTION OF INFORMATION CONTAINED IN THIS
(ATTACH EXTRA SHEETS IF NEEDED.)    FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
                                    FORM DISPLAYS A CURRENTLY VALID OMB CONTROL
                                    NUMBER.






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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              JOHN A. MORELLI               770                 622-3337
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                 [ ] Yes  [X] No

                       Form 10-K for the year ended March 31, 2000
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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        Firearms Training Systems, Inc.
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date AUGUST 14, 2000                 By /s/ John A. Morelli
    -----------------------------      ----------------------------------------


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                       VIOLATIONS (SEE 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss. 232.201 or ss. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss. 232.13(b) of this chapter).
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                            [FIREARMS TRAINING LOGO]


FIREARMS TRAINING SYSTEMS, INC.
RESPONSES TO FORM 12B-25
FOR THE PERIOD ENDED: JUNE 30, 2000


PART III - NARRATIVE

The Company is unable to complete the audit of its financial statements for the period ended June 30, 2000 on Form 10-A without unreasonable effort and expense. The Company needs additional time to finalize ongoing negotiations with its lenders in connection with the restructuring of its credit agreements. Management believes substantial progress has been made with respect to such negotiations and anticipates they will be completed shortly.

PART IV - QUESTION 3

As a result of factors discussed in prior filings under the Securities and Exchange Act of 1934, the Company expects to report a loss of approximately $2.1 million for the period ended June 30, 2000, based on its current unaudited results, compared to a net loss of $0.1 million for the same period in the last fiscal year.

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                                                         FATS, INC.
          7340 McGinnis Ferry Road, Suwanee (Atlanta), GA 30024 USA - Tel (770) 813-0180 - Fax (770) 622-3505
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     U.S. MILITARY TEL: (770) 813-0729 - FAX: (770) 622-3501 U.S. LAW ENFORCEMENT TEL: (770) 813-0583 - FAX (770) 622-3501
                                   INTERNATIONAL TEL: (770) 813-0755 - FAX: (770) 622-3501
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